UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Gravity Co., Ltd.

(Name of Issuer)

Common Stock, Par Value Won 500 Per Share

(Title of Class of Securities)

38911N107

(CUSIP Number)

Machiko Yagashiro

GungHo Online Entertainment, Inc.

2-2 Yurakucho 1-chome, Chiyoda-ku,

Tokyo 100-0006, Japan

Telephone No.: 81-3-5511-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38911N107	13D	Page 1

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). GungHo Online Entertainment, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION JAPAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,640,619
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 3,640,619
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,640,619
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.4%
14	TYPE OF REPORTING PERSON CO

Item 1.	Security and Issuer.

The title of the class of equity securities to which this statement relates is the common stock (the “Common Stock”), par value Won 500 per share, of Gravity Co., Ltd., a corporation organized under the laws of the Korea (the “Company”). The principal executive offices of the Company are located at Noritkum Square Business Tower 15F, 1605, Sangam-Dong, Mapo-Gu, Seoul 121-836, Korea.

Item 2.	Identity and Background.

(a)-(c) and (f)

This statement is filed by GungHo Online Entertainment, Inc. (“GungHo”), a corporation organized under the laws of Japan and having its principal executive office at 2-2 Yurakucho 1-chome, Chiyoda-ku, Tokyo 100-0006, Japan. GungHo’s principal business is online game planning, development, operations and internet distribution.

The name, present principal occupation, business address and citizenship of each of GungHo’s directors and executive officers are set forth on the Schedule I to this Schedule 13D.

(d) and (e)

Neither GungHo nor, to the best of its knowledge, any of its directors or executive officers has, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On February 14, 2008, GungHo executed a share subscription agreement (the “Share Subscription Agreement”) with Heartis Inc. (“Heartis”), a corporation organized under the laws of Japan, pursuant to which, on April 1, 2008, Heartis will transfer 3,640,619 shares of Common Stock (the “Shares”) to GungHo as a contribution in kind for 24,308 newly issued shares of common stock of GungHo. The number of shares to be issued by GungHo was determined based on an aggregate valuation of the Shares of 4,035,180,549 Japanese Yen. GungHo will obtain the legal title to the Shares when such contribution in kind is made. The consummation of the Share Subscription Agreement is not subject to any conditions.

An English translation of the Share Subscription Agreement is filed as Exhibit A to this Schedule 13D and is hereby incorporated by reference herein.

Item 4.	Purpose of Transaction.

The information set forth under Item 3 above is incorporated herein by reference.

GungHo is acquiring the Shares with a view to establishing and maintaining a strategic relationship with the Company to, among other things, explore the development and marketing of products and services through a synergy to be created by harnessing GungHo’s strengths in multi platform delivery with the Company’s game development process.

Following consummation of the Share Subscription Agreement, if GungHo deems market and other conditions favorable, or if it otherwise decides, GungHo may increase or decrease its ownership of the Common Stock through open market purchases or sales, negotiated purchases or sales, or other transactions. However, if GungHo does not deem market and other conditions as favorable or if it otherwise decides, it may not do so. Except as set forth in this Item 4, GungHo does not have any plans or proposals which relate to or would result in the acquisition or disposition of Common Stock by it or any of the other events described in Items 4(a) through 4(j) of Schedule 13D.

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Item 5.	Interest in Securities of the Issuer.

(a) Prior to February 14, 2008, GungHo was not a beneficial owner of any shares of Common Stock. Upon execution of the Share Subscription Agreement, GungHo may be deemed to have beneficially acquired 3,640,619 shares of Common Stock, constituting approximately 52.4% of the total issued and outstanding Common Stock (based on 6,948,900 shares of Common Stock, the total number of Common Stock issued and outstanding as of the most recently available filing with the Securities and Exchange Commission by the Company on June 29, 2007). The Share Subscription Agreement will be consummated on April 1, 2008, and there are no conditions to be satisfied prior to that date.

After GungHo issues new shares pursuant to the Share Subscription Agreement, GungHo will be held 21.1% by Heartis and 14.7% by Asian Groove, Inc. (“Asian Groove”), a corporation organized under the laws of Japan. Taizo Son, the Chairman of GungHo, controls Heartis through his ownership of 100% of the issued share capital of Inter Operations Inc. (“Inter Operations”), a corporation organized under the laws of Japan, which owns 100% of the issued share capital of Heartis. Taizo Son also controls Asian Groove by directly owning 33.3% of the issued share capital of Asian Groove, and indirectly owning, through his ownership of Inter Operations, a further 33.3% of Asian Groove. Thus, Taizo Son indirectly will own or control 35.8% of the issued share capital of GungHo after GungHo issues new shares pursuant to the Share Subscription Agreement.

Also, after GungHo issues new shares pursuant to the Share Subscription Agreement, 33.6% of the issued share capital of GungHo will be owned by Softbank BB Corp. (“Softbank BB”), a corporation organized under the laws of Japan, and a subsidiary of SOFTBANK CORP. (“Softbank”), a corporation organized under the laws of Japan. Masayoshi Son is the Chairman & CEO of Softbank and Softbank BB, and brother to Taizo Son.

Despite the abovementioned direct and indirect ownership of GungHo by Taizo Son, Inter Operations and Asian Groove, along with Taizo Son’s familial relationship with Masayoshi Son, Taizo Son, Inter Operations and Asian Groove disclaim beneficial ownership of the Shares because they do not believe they have, or will have, the ability to control GungHo’s voting or disposition of the Shares. There is no agreement or understanding between Taizo Son and Masayoshi Son as to GungHo’s voting or disposition of the Shares. Shares of GungHo not held by Heartis, Asian Groove or Softbank BB are held by public shareholders unaffiliated with Taizo Son, Inter Operations and Asian Groove. GungHo is a public company listed on the Nippon New Market Hercules in Japan, and the directors of GungHo owe a fiduciary duty to shareholders under Japanese law.

(b) After the Share Subscription Agreement is consummated, GungHo will be the registered owner and will have the sole power to vote or dispose or to direct the vote or disposition of the 3,640,619 shares of Common Stock beneficially owned by GungHo.

(c) Except for the transfer contemplated by the Share Subscription Agreement as described in Item 3, neither GungHo nor, to its knowledge, any of its directors or executive officers has effected any transaction in the Common Stock during the past sixty days.

(d) None.

(e) Not applicable.

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3 and 5 above is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A — English translation of Share Subscription Agreement, dated as of February 14, 2008, by and between GungHo Online Entertainment, Inc. and Heartis Inc.

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2008

GungHo Online Entertainment, Inc.

By:	/s/ Kazuki Morishita
Name:	Kazuki Morishita
Title:	President & CEO

Schedule I

Directors and Executive Officers of

GungHo Online Entertainment, Inc.

The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of GungHo Online Entertainment, Inc. is set forth below. Except as set forth below, each of the directors and executive officers is a citizen of Japan. Each occupation or employment set forth opposite a director’s name refers to such director’s principal occupation or employment, which, unless otherwise noted is with GungHo Online Entertainment, Inc. If no address is given, the director’s principal business address is 2-2 Yurakucho 1-chome, Chiyoda-ku, Tokyo 100-0006, Japan.

Name	Present Principal Occupation or Employment
Taizo Son (citizen of Korea)	Chairman

Kazuki Morishita	President & CEO

Hiroshi Matsuzaka	Director

Seiichi Hori	Director

Kazuya Sakai	Director

Yoshinori Kitamura	Director

Tomoya Hirota	Director

Katsumasa Niki	Director Principal Occupation: Group Manager Investment Planning Group Finance SOFTBANK CORP. Tokyo Shiodome Building 9-1 Higashi-Shimbashi 1-chome, Minato-ku Tokyo 105-7303, Japan

Yoichiro Ando	Full-time Auditor

Hiroto Uehara	Auditor, Principal Occupation: Representative, MA Partners Accounting Firm Yoyu Kanda Building 6F 8-4 Kanda-Sudacho 1-chome, Chiyoda-ku Tokyo 101-0041, Japan

Toshiro Kaba	Auditor, Principal Occupation: Representative, Shiroyama-Tower Law Office Shiroyama Trust Tower 31F 3-1 Toranomon 4-chome, Minato-ku Tokyo 105-6031, Japan